Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Revenues and Other Income
Gross revenues (note 3)	12 749	14 014	26 079	27 319
Less: royalties	(758)	(1 125)	(1 765)	(2 049)
Other (loss) income (note 4)	(97)	151	33	299
	11 894	13 040	24 347	25 569
Expenses
Purchases of crude oil and products	5 101	5 162	9 401	9 520
Operating, selling and general	3 163	3 153	6 460	6 593
Transportation and distribution	489	438	937	848
Depreciation, depletion, amortization and impairment	1 709	1 684	3 372	3 312
Exploration	4	15	126	74
Loss (gain) on disposal of assets	—	1	—	(2)
Financing (income) expenses (note 6)	(6)	404	327	821
	10 460	10 857	20 623	21 166
Earnings before Income Taxes	1 434	2 183	3 724	4 403

Income Tax Expense (Recovery)
Current	412	781	1 060	1 430
Deferred	(112)	(166)	(159)	(205)
	300	615	901	1 225
Net Earnings	1 134	1 568	2 823	3 178

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	(159)	11	(180)	(5)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes (note 11)	209	91	244	490
Other Comprehensive Income	50	102	64	485

Total Comprehensive Income	1 184	1 670	2 887	3 663

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	0.93	1.22	2.29	2.47
Cash dividends	0.57	0.55	1.14	1.10

See accompanying notes to the condensed interim consolidated financial statements.

40 2025 Second Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	June 30	December 31
($ millions)	2025	2024
Assets
Current assets
Cash and cash equivalents	2 269	3 484
Accounts receivable	5 322	5 245
Inventories	5 230	5 041
Income taxes receivable	597	518
Total current assets	13 418	14 288
Property, plant and equipment, net	68 074	68 512
Exploration and evaluation	1 742	1 742
Other assets	1 722	1 559
Goodwill and other intangible assets	3 475	3 503
Deferred income taxes	196	180
Total assets	88 627	89 784

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	1 376	997
Current portion of long-term lease liabilities	638	599
Accounts payable and accrued liabilities	7 672	8 161
Current portion of provisions	849	958
Income taxes payable	100	32
Total current liabilities	10 635	10 747
Long-term debt	8 566	9 348
Long-term lease liabilities	3 700	3 745
Other long-term liabilities	1 358	1 502
Provisions (note 10)	11 873	11 931
Deferred income taxes	7 915	7 997
Equity	44 580	44 514
Total liabilities and shareholders’ equity	88 627	89 784

See accompanying notes to the condensed interim consolidated financial statements.

2025 Second Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Operating Activities
Net Earnings	1 134	1 568	2 823	3 178
Adjustments for:
Depreciation, depletion, amortization and impairment	1 709	1 684	3 372	3 312
Deferred income tax recovery	(112)	(166)	(159)	(205)
Accretion (note 6)	144	149	287	294
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(461)	103	(475)	323
Change in fair value of financial instruments and trading inventory	187	14	130	44
Loss (gain) on disposal of assets	—	1	—	(2)
Share-based compensation	6	98	(297)	(276)
Settlement of decommissioning and restoration liabilities	(112)	(112)	(206)	(235)
Other	194	58	259	133
Decrease (increase) in non-cash working capital	230	432	(659)	50
Cash flow provided by operating activities	2 919	3 829	5 075	6 616
Investing Activities
Capital and exploration expenditures	(1 708)	(2 047)	(2 853)	(3 358)
Proceeds from disposal of assets	—	15	—	23
Other investments	(1)	(2)	(7)	(3)
Decrease (increase) in non-cash working capital	39	246	(65)	215
Cash flow used in investing activities	(1 670)	(1 788)	(2 925)	(3 123)
Financing Activities
Net decrease in short-term debt	—	(688)	—	(467)
Lease liability payments	(175)	(107)	(355)	(205)
Issuance of common shares under share option plans	12	177	87	307
Repurchase of common shares(1) (note 8)	(750)	(825)	(1 548)	(1 118)
Distributions relating to non-controlling interest	(4)	(4)	(8)	(8)
Dividends paid on common shares	(697)	(698)	(1 402)	(1 400)
Cash flow used in financing activities	(1 614)	(2 145)	(3 226)	(2 891)
(Decrease) Increase in Cash and Cash Equivalents	(365)	(104)	(1 076)	602
Effect of foreign exchange on cash and cash equivalents	(139)	14	(139)	43
Cash and cash equivalents at beginning of period	2 773	2 464	3 484	1 729
Cash and Cash Equivalents at End of Period	2 269	2 374	2 269	2 374
Supplementary Cash Flow Information
Interest paid	293	316	441	452
Income taxes paid	393	959	997	984

(1)	Includes $48 million of taxes paid on 2024 share repurchases for the six months ended June 30, 2025.

See accompanying notes to the condensed interim consolidated financial statements.

42 2025 Second Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	3 178	3 178	—
Foreign currency translation adjustment	—	—	(5)	—	(5)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $155	—	—	—	490	490	—
Total comprehensive income	—	—	(5)	3 668	3 663	—
Issued under share option plans	351	(48)	—	—	303	7 728
Repurchase of common shares for cancellation(1) (note 8)	(372)	—	—	(761)	(1 133)	(21 999)
Change in liability for share repurchase commitment	(60)	—	—	(158)	(218)	—
Share-based compensation	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(1 400)	(1 400)	—
At June 30, 2024	21 580	528	1 043	21 350	44 501	1 275 829
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	2 823	2 823	—
Foreign currency translation adjustment	—	—	(180)	—	(180)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $77 (note 11)	—	—	—	244	244	—
Total comprehensive income	—	—	(180)	3 067	2 887	—
Issued under share option plans	101	(14)	—	—	87	2 145
Repurchase of common shares for cancellation(1) (note 8)	(488)	—	—	(1 040)	(1 528)	(28 593)
Change in liability for share repurchase commitment (note 8)	4	—	—	11	15	—
Share-based compensation (note 5)	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(1 402)	(1 402)	—
At June 30, 2025	20 738	513	1 021	22 308	44 580	1 217 884

(1)	Includes $28 million of taxes on share repurchases for the six months ended June 30, 2025 (June 30, 2024 – $15 million).

See accompanying notes to the condensed interim consolidated financial statements.

2025 Second Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2024.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2024.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2024.

In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

44 2025 Second Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	4 806	5 319	665	673	7 278	8 022	—	—	12 749	14 014
Intersegment revenues	1 634	2 113	—	—	32	35	(1 666)	(2 148)	—	—
Less: Royalties	(596)	(1 001)	(162)	(124)	—	—	—	—	(758)	(1 125)
Operating revenues, net of royalties	5 844	6 431	503	549	7 310	8 057	(1 666)	(2 148)	11 991	12 889
Other (loss) income	(58)	72	9	(5)	18	43	(66)	41	(97)	151
	5 786	6 503	512	544	7 328	8 100	(1 732)	(2 107)	11 894	13 040
Expenses
Purchases of crude oil and products	813	696	—	—	5 969	6 519	(1 681)	(2 053)	5 101	5 162
Operating, selling and general	2 356	2 278	125	120	578	603	104	152	3 163	3 153
Transportation and distribution	335	292	36	24	127	132	(9)	(10)	489	438
Depreciation, depletion, amortization and impairment	1 248	1 235	167	184	260	236	34	29	1 709	1 684
Exploration	3	13	1	2	—	—	—	—	4	15
Loss on disposal of assets	—	—	—	—	—	—	—	1	—	1
Financing expenses (income)	187	197	18	18	17	17	(228)	172	(6)	404
	4 942	4 711	347	348	6 951	7 507	(1 780)	(1 709)	10 460	10 857
Earnings (Loss) before Income Taxes	844	1 792	165	196	377	593	48	(398)	1 434	2 183
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	412	781
Deferred	—	—	—	—	—	—	—	—	(112)	(166)
	—	—	—	—	—	—	—	—	300	615
Net Earnings	—	—	—	—	—	—	—	—	1 134	1 568
Capital and Exploration Expenditures	1 109	1 437	229	229	362	375	8	6	1 708	2 047

2025 Second Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	9 796	10 257	1 394	1 438	14 889	15 625	—	(1)	26 079	27 319
Intersegment revenues	3 785	4 097	—	—	49	45	(3 834)	(4 142)	—	—
Less: Royalties	(1 411)	(1 783)	(354)	(266)	—	—	—	—	(1 765)	(2 049)
Operating revenues, net of royalties	12 170	12 571	1 040	1 172	14 938	15 670	(3 834)	(4 143)	24 314	25 270
Other income (loss)	40	127	14	1	6	117	(27)	54	33	299
	12 210	12 698	1 054	1 173	14 944	15 787	(3 861)	(4 089)	24 347	25 569
Expenses
Purchases of crude oil and products	1 422	1 325	—	—	11 891	12 107	(3 912)	(3 912)	9 401	9 520
Operating, selling and general	4 748	4 760	245	261	1 187	1 221	280	351	6 460	6 593
Transportation and distribution	631	584	58	49	266	235	(18)	(20)	937	848
Depreciation, depletion, amortization and impairment	2 447	2 420	338	354	517	480	70	58	3 372	3 312
Exploration	71	70	55	4	—	—	—	—	126	74
Gain on disposal of assets	—	—	—	—	—	—	—	(2)	—	(2)
Financing expenses (income)	372	376	35	35	34	37	(114)	373	327	821
	9 691	9 535	731	703	13 895	14 080	(3 694)	(3 152)	20 623	21 166
Earnings (Loss) before Income Taxes	2 519	3 163	323	470	1 049	1 707	(167)	(937)	3 724	4 403
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 060	1 430
Deferred	—	—	—	—	—	—	—	—	(159)	(205)
	—	—	—	—	—	—	—	—	901	1 225
Net Earnings	—	—	—	—	—	—	—	—	2 823	3 178
Capital and Exploration Expenditures	1 858	2 432	438	371	542	543	15	12	2 853	3 358

46 2025 Second Quarter Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended June 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	3 722	—	3 722	4 614	—	4 614
Bitumen	2 718	—	2 718	2 818	—	2 818
	6 440	—	6 440	7 432	—	7 432
Exploration and Production
Crude oil and natural gas liquids	545	120	665	437	236	673
	545	120	665	437	236	673
Refining and Marketing
Gasoline	3 286	—	3 286	3 519	—	3 519
Distillate	3 440	—	3 440	3 813	—	3 813
Other	584	—	584	725	—	725
	7 310	—	7 310	8 057	—	8 057
Corporate and Eliminations
	(1 666)	—	(1 666)	(2 148)	—	(2 148)
Total Revenue from Contracts with Customers	12 629	120	12 749	13 778	236	14 014

Six months ended June 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	8 578	—	8 578	9 474	—	9 474
Bitumen	5 003	—	5 003	4 880	—	4 880
	13 581	—	13 581	14 354	—	14 354
Exploration and Production
Crude oil and natural gas liquids	1 015	379	1 394	1 046	392	1 438
	1 015	379	1 394	1 046	392	1 438
Refining and Marketing
Gasoline	6 534	—	6 534	6 509	—	6 509
Distillate	7 187	—	7 187	7 774	—	7 774
Other	1 217	—	1 217	1 387	—	1 387
	14 938	—	14 938	15 670	—	15 670
Corporate and Eliminations
	(3 834)	—	(3 834)	(4 143)	—	(4 143)
Total Revenue from Contracts with Customers	25 700	379	26 079	26 927	392	27 319

2025 Second Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

4. Other (Loss) Income

Other (loss) income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Energy trading and risk management	(42)	83	27	139
Investment and interest income (1)	(62)	68	(6)	107
Insurance proceeds and other	7	—	12	53
	(97)	151	33	299

(1)	The three and six months ended June 30, 2025, includes a $95 million write-down of an equity investment, within the Corporate segment and a $41 million write-down of an equity investment, within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Equity-settled plans	3	4	7	7
Cash-settled plans	17	124	158	280
	20	128	165	287

48 2025 Second Quarter Suncor Energy Inc.

6. Financing Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Interest on debt	151	184	299	365
Interest on lease liabilities	65	69	138	125
Capitalized interest	(59)	(83)	(117)	(157)
Interest expense	157	170	320	333
Interest on partnership liability	11	12	23	24
Interest on pension and other post-retirement benefits	—	5	(1)	11
Accretion	144	149	287	294
Foreign exchange (gain) loss on U.S. dollar denominated debt and leases	(461)	103	(475)	323
Operational foreign exchange and other	143	(35)	173	(164)
	(6)	404	327	821

7. Earnings Per Common Share

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Net earnings	1 134	1 568	2 823	3 178

(millions of common shares)
Weighted average number of common shares	1 225	1 283	1 232	1 286
Dilutive securities:
Effect of share options	1	2	1	2
Weighted average number of diluted common shares	1 226	1 285	1 233	1 288

(dollars per common share)
Basic and diluted earnings per share	0.93	1.22	2.29	2.47

8. Normal Course Issuer Bid

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2023 Normal Course Issuer Bid	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 Normal Course Issuer Bid	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	123 800	10	19 643

2025 Second Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)
Shares repurchased	14 993	15 561	28 593	21 999
Amounts charged to:
Share capital	256	264	488	372
Retained earnings	494	561	1 012	746
Share repurchase cost before tax	750	825	1 500	1 118
Retained earnings - share buyback tax payable	15	15	28	15
Share repurchase cost	765	840	1 528	1 133

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout periods:

	June 30	December 31
($ millions)	2025	2024
Amounts charged to:
Share capital	100	104
Retained earnings	198	209
Liability for share purchase commitment	298	313

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total
Fair value outstanding at December 31, 2024	82
Changes in fair value recognized in earnings during the period	71
Contracts realized during the period - (gain)	(205)
Fair value outstanding at June 30, 2025	(52)

50 2025 Second Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2025, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2025:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	59	58	—	117
Accounts payable	(119)	(50)	—	(169)
	(60)	8	—	(52)

During the second quarter of 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At June 30, 2025, the carrying value of fixed-term debt accounted for under amortized cost was $9.9 billion (December 31, 2024 – $10.3 billion) and the fair value was $9.7 billion (December 31, 2024 – $10.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Provisions

Suncor’s decommissioning and restoration provision decreased by $67 million for the six months ended June 30, 2025. The decrease was primarily due to an increase in the credit-adjusted risk-free rate to 4.90% (December 31, 2024 – 4.80%).

11. Pensions and Other Post-Retirement Benefits

For the six months ended June 30, 2025, the actuarial gain on employee retirement benefit plans was $244 million (net of taxes of $77 million), due to an increase in the discount rate to 4.80% (December 31, 2024 – 4.60%) and strong asset performance.

2025 Second Quarter Suncor Energy Inc. 51